SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No 2)


                            ADVANCED BIOTHERAPY, INC.

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                    00750J100


                                 (CUSIP Number)

                              Christopher W. Capps
              141 West Jackson Blvd., Suite 2182, Chicago, IL 60604
                                 (312) 427-1912

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 11, 2006

             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. |_|

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00750J100
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(1)   Names of reporting persons. I.R.S. Identification Nos. of
      above persons (entities only)

      Richard P. Kiphart
--------------------------------------------------------------------------------
(2)   Check the appropriate box if a member of a group (see instructions)
      (a) |_|
      (b) |_|
--------------------------------------------------------------------------------
(3)   SEC use only
--------------------------------------------------------------------------------
(4)   Source of funds (see instructions) PF
--------------------------------------------------------------------------------
(5)   Check if disclosure of legal proceedings is required pursuant to
      Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
(6)   Citizenship or place of organization United States
--------------------------------------------------------------------------------
Number of          (7)   Sole Voting Power                           771,103,400
Shares Bene-       -------------------------------------------------------------
ficially Owned by  (8) Shared Voting Power None
Each               -------------------------------------------------------------
Reporting          (9)   Sole Dispositive Power                      771,103,400
Person With        -------------------------------------------------------------
                   (10) Shared Dispositive Power None
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

       771,103,400
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     |_|
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)                  81.46%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)                             IN

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

Item 1. Security and Issuer

This statement relates to common stock of Advanced Biotherapy, Inc. (the "Company"). The principal executive offices of the Company are located at 141 W. Jackson Blvd., Suite 2182, Chicago IL 60604.

Item 2. Identity and Background

      a.    This Amendment No. 2 to Schedule 13D is filed on behalf of Richard
            P. Kiphart

      b.    The business address of Mr. Kiphart is as follows:

                           Richard P. Kiphart
                           c/o William Blair & Company, L.L.C.
                           222 West Adams Street
                           Chicago, IL  60606

      c. Mr. Kiphart is a principal of William Blair & Company, L.L.C., a broker dealer and investment adviser.

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

      d. Mr. Kiphart has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      e. Mr. Kiphart has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities with respect to, federal or state securities laws or a finding of any violations with respect to such laws.

      f.    US

Item 3. Source and Amount of Funds or Other Consideration

The funds for the acquisition of common stock of the Company consisted of personal funds of Mr. Kiphart. The total amount of the funds invested on October 11, 2006 was $10,424,830, consisting of $5,010,000 in cash, plus $5,414,830 of debt owing to Mr. Kiphart by the Company which was converted into shares of common stock.

Item 4. Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

      a. The common stock was purchased for investment, and to generate new capital for the Company. The debt was converted into common stock for investment, and to improve the Company's capital structure by converting debt into equity. The cash paid by Mr. Kiphart is expected to be used for working capital and possible acquisitions.

      b.    Not applicable.

      c.    Not applicable.

      d. Mr. Kiphart agreed with the Company, in the Share Purchase and Debt Restructure Agreement dated and effective August 28, 2006 (the "Agreement") that a Special Committee be appointed to oversee the performance of the Agreement and the completion of the rights offering required thereby (described below). The Special Committee consists of three directors of the Company, Thomas J. Pernice, Dr. Joseph Bellanti and Keith Gregg. The powers, membership, term and termination of the Special Committee are described in Article 7 of the Agreement, which has previously been filed as an exhibit to Amendment No. 1 to this Schedule 13D. Mr. Kiphart also agreed to elect the members of the Special Committee as directors of the Company until the Special Committee is terminated.

      e. The transaction improves the capitalization of the Company by increasing stockholders equity by $10,424,830, consisting of $5,010,000 in cash, plus $5,414,830 of debt owing to Mr. Kiphart by the Company which was converted into shares of common stock.

            In connection with the Share Purchase and Debt Restructure Agreement referred to under d. above, Mr. Kiphart agreed with the Company that he will cause the Company to commence a stockholder rights offering for shares of the common stock, to be offered to the Company's stockholders, excluding Mr. Kiphart, his affiliates and related parties, at a price of $0.015 per share. Such rights offering will provide that each stockholder will have the right to purchase up to 10 shares of common stock for each share then held by such stockholder. Any proceeds from the rights offering is expected to be used for working capital.

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

      f. Mr. Kiphart intends to seek an acquisition for the Company, however no candidate has been identified at this time and it is not possible to state whether, if one is identified, it could be expected to result in a material change in the Company's business. Mr. Kiphart also hopes to cause the Company to license, as licensor, some of the Company's proprietary intellectual property rights, but no prospective licensees have yet been identified or contacted.

            In the Share Purchase and Debt Restructure Agreement, Mr. Kiphart agreed, for a period of one year from the closing, not to approve, or permit the Company to approve, any merger or consolidation of the Company unless the Company shall be the surviving corporation, or any transaction which enables Company stockholders to exercise appraisal rights under Delaware law, or any exchange, reclassification or cancellation of Company shares of common stock, including a reverse stock split, provided that the one-year restrictive period may be shortened upon approval by the holders of a majority of the outstanding shares of Company common stock not held by Mr. Kiphart, his affiliates and family members, or upon approval by the Special Committee.

      g. On October 6, 2006, in order to complete the transactions described in the Share Purchase and Debt Restructure Agreement, including the sale of shares to Mr. Kiphart and the conversion of Mr. Kiphart's debt to shares of common stock, the Company amended its certificate of incorporation to increase the number of authorized shares of Common Stock from 200,000,000 to 2,000,000,000. As a result of the transactions contemplated by the Share Purchase and Debt Restructure Agreement, Mr. Kiphart holds a majority of the issued and outstanding shares of common stock of the Company and is therefore able to elect its board of directors and also able to prevent, or potentially cause, the acquisition of control of the issuer by another person. In the Share Purchase and Debt Restructure Agreement, Mr. Kiphart agreed to elect the members of the Special Committee as directors of the Company until the termination of the Special Committee.

      h.    Not applicable.

      i.    Not applicable.

      j. Mr. Kiphart has relocated the Company's executive offices to Chicago.

Item 5. Interest in Securities of the Issuer.

      a. As of October 11, 2006, Mr. Kiphart owns 771,103,400 shares of the common stock of the Company, consisting of 771,028,400 outstanding shares and 75,000 shares issuable pursuant to stock options held by Mr. Kiphart. The 771,103,400 shares equals 81.46% of the outstanding shares of common stock.

      b. Mr. Kiphart owns 771,103,400 shares of common stock of the Company over which he holds sole power to vote or direct the vote and sole power to dispose or to direct the disposition. Mr. Kiphart does not own any shares of common stock over which there is shared power to vote or direct the vote or shared power to dispose or direct the disposition.

      c. On August 28, 2006, Mr. Kiphart entered into a Share Purchase and Debt Restructure Agreement with the Company. Pursuant to such Agreement, on August 28, 2006 Mr. Kiphart paid the Company $1,100,000 for 73,333,333 shares of common stock. Also pursuant to such Agreement, on October 11, 2006, Mr. Kiphart paid the Company an additional $10,424,830 (consisting of $5,010,000 cash and conversion of $5,414,830 of indebtedness owed to Mr. Kiphart by the Company) for 694,988,667 additional shares of common stock, making the total number of shares acquired during the past sixty days 768,322,000

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

      d.    Not applicable.

      e.    Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As described under Item 4 above, Mr. Kiphart entered into a Share Purchase and Debt Restructure Agreement with the Company dated and effective August 28, 2006 (the "Agreement"). Under the Agreement, Mr. Kiphart has paid the Company a total of $11,524,830 to purchase a total of 768,322,000 shares of common stock at a price of $0.015 per share, of which $6,110,000 was paid in cash and $5,424,830 was paid by conversion of the indebtedness owed to Mr. Kiphart by the Company.

Item 7. Material to be Filed as Exhibits.

      1. Investor Subscription Agreement dated October 6, 2006 between Advanced Biotherapy, Inc. and Richard P. Kiphart

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 26, 2006
--------------------------------
Date


/s/ Richard P. Kiphart
--------------------------------
Signature

Name/Title: Richard P. Kiphart



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